SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rule 13d-1 and 13d-2

                             (Final Amendment)


                    GelTex Pharmaceuticals, Inc.
__________________________________________________________________
                             (Name of Issuer)


                   Common Stock, $.01 par value
__________________________________________________________________
                      (Title of Class of Securities)



                          368538104
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 368538104                                       Page 2 of 5 Pages

__________________________________________________________________
1)   Name of Reporting Person                 Biotechnology
     S.S. or I.R.S. Identification            Investments
     No. of Above Person                      Limited
__________________________________________________________________
2)   Check the Appropriate Box                  (a) [   ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Guernsey,
     of Organization                          Channel Islands
_________________________________________________________________
Number of                5)   Sole Voting    427,978 shares of    Shares
Beneficially             Power          Common Stock, $.01
Owned by Each                                par value ("Common
Reporting Person                             Stock")
                         ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-  427,978 shares of        tive
                                                                      Power
                                                                      Common

                                                                      Stock
                         ________________________________________
                         8)   Shared Dis-
                              positive Power       -0-
                         ________________________________________

9)   Aggregate Amount Beneficially           427,978 shares of
     Owned by Each Reporting Person          Common Stock
_________________________________________________________________

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                          3.1%
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  CO

CUSIP No. 368538104                                       Page 3 of 5 Pages

Final Amendment to Schedule 13G
_______________________________

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 9, 1996 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The Schedule 13G is hereby amended as follows:

Item 4 -       Ownership.

          (a)  Amount Beneficially Owned:

               427,978 shares of Common Stock

          (b)  Percent of Class:

               3.1%


          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:  427,978
                         shares

               (ii)      shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the disposition of: 427,978 shares

               (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report the fact that as of the date hereof BIL has ceased to be the beneficial owner of more than five percent of the Common Stock.

CUSIP No. 368538104                                       Page 4 of 5 Pages



Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              BIOTECHNOLOGY INVESTMENTS LIMITED




                              By  /s/ Kathleen K. Schoemaker
                                   Attorney-in-Fact


Date: February 2, 1998

CUSIP No. 368538104                                       Page 5 of 5 Pages

                             OLD COURT LIMITED
         P.O. Box 58, St. Julian's Court, St. Peter Port,
                Guernsey, Channel Islands GYI 3BP

Our Ref: PF/domain/POA80

 28  January 1998

Domain Associates
One Palmer Square
Princeton, New Jersey  08542
USA

Dear Sirs

BIOTECHNOLOGY INVESTMENTS LIMITED

We, NM Rothschild & Sons (C.I.) Limited hereby authorise you to execute on behalf of NM Rothschild & Sons (C.I.) Limited a Schedule 13G to be filed with the Securities and Exchange Commission regarding Biotechnology Investments Limited's holdings of GelTex Pharmaceuticals, Inc.

Yours very truly
per pro NM Rothschild & Sons (C.I.) Limited

/s/ J.J. Nicolle                        /s/ A.J. Gallienne
J.J. Nicolle                            A.J. Gallienne
Authorised Signatory                    Authorised Signatory

We confirm that we have authorised NM Rothschild & Sons (C.I.) Limited to grant the above Power of Attorney.

Yours very truly
per pro Biotechnology Investments Limited

 /s/ P.A.S. Firth
P.A.S. Firth, Authorised Signatory